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Exhibit 99.5

MIV THERAPEUTICS' R&D TEAM MAKES IMPACT ON SCIENCE OF BIOMATERIALS

Thursday February 26, 9:02 am ET

VANCOUVER, Feb. 26 /PRNewswire-FirstCall/ - Chairman of The Board and Chief Executive Officer of MIV Therapeutics Inc. (MIVT:OTCBB & MIV.BE: Berlin) announced today that the MIVT R&D team, in collaboration with the UBC team of scientists, will present three papers at the 7th World Biomaterials Congress (http://www.tourhosts.com.au/biomaterials/invit.html) in Sydney, Australia, May 17-21, 2004. One of the papers relates directly to the revolutionary MIVT technology for HAp coated stents, and is titled "Nanoporous Calcium Phosphate Thin Coatings for Stents" (click here for full text of the extended abstract of the paper). The second paper is titled "Mesoporous Bioglass Films by Sol- Gel" (abstract), and the third paper relates to HAp-based composite materials.

Dr. Tom Troczynski, VP of Coatings of MIV Therapeutics Inc, and a Professor of Ceramics at UBC - Metals and Materials Engineering of the University of British Columbia, Canada, commented, "All three contributions are expected to make an impact on the science of biomaterials and bioceramic coatings, the area of direct interest of MIVT. The near term objective of MIVT is to bring the technology of calcium phosphate, in particular hydroxyapatite (HAp) coated stents to market, both in the form of ultra-thin "passive" films, and in the form of drug-eluting films. The longer term objective of MIVT is to implement these coating technologies to broader applications, including the rapidly growing market of implants."

Announcing the publication Mr. Alan Lindsay stated: "The three papers accepted to this prestigious biomaterials conference constitute only a fraction of the biomaterials related publication record of the team lead by Dr. Troczynski. Another important contribution of Dr. Troczynski appeared in the January 2004 issue of "Nature Materials", describing applications of hydroxyapatite cements. The article presents an overview of high density calcium-phosphate cements which have a chemical composition similar to hydroxyapatite (HAp) proprietary coatings used by MIV Therapeutics for coating of cardiovascular stents. "Nature Materials" is published by the Nature Publishing Group renown for its prestigious scientific periodical "Nature".

Mr. Lindsay continued: "Dr. Troczynski is leading a team of dedicated UBC scientists who, in close cooperation with the R&D team at MIV Therapeutics, developed breakthrough biocompatible coatings for application in cardiovascular stents and other medical devices. Patented HAp coating technology to which MIVT has exclusive rights placed our Company firmly at the leading edge of research for the best coating solution for cardiovascular stents and other medical devices. Our systematic and focused approach to the accelerated R&D program has already delivered very promising results which are expected to be further enhanced with the outcome of trials which are in progress at the present time."

Please click here for full listing of the biomaterials related publications by the R&D team lead by Dr. Troczynski.

About University of British Columbia

The University of British Columbia (UBC), located in the Pacific Rim gateway of Vancouver, Canada, ranks in the top 10 of North American universities in technology licensing and commercialization, and generates more U.S. patent applications than any other Canadian public institution. The UBCeram Group at the UBC (http://www.ceramics.mmat.ubc.ca/ and http://www.mmat.ubc.ca/) specializes in a number of aspects of ceramics research, and focuses on bioceramics for coatings and bulk applications. The group, lead by Prof. Troczynski, includes 6 senior researchers, and 10 graduate students.

About MIV Therapeutics

MIV Therapeutics is developing a "next generation" line of advanced biocompatible stent coatings. The HAp coating technology has successfully passed animal trials focused on thrombogenicity (blood-clotting) and demanding fatigue life testing that simulated the radial strain produced by heartbeats in a coronary artery. MIV's ultra-thin coating has been designed to inhibit

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inflammatory response without drugs. A Collaborative Research Agreement between
MIV and the University of British Columbia has received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) for the development of HAp as a drug eluting coating. MIV's manufacturing facility maintains a comprehensive QA (Quality Assurance) system that meets the guidelines applicable to CE Mark, FDA and GMP requirements. Please visit www.mivtherapeutics.com for more information.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough","significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.